Exhibit 97.1

CLAWBACK POLICY

Dated 1, 2023

I. Purpose

The Board of Directors (the “Board”) of Soluna Holdings, Inc. (the “Company”) believes that it is in the best interests of the Company and its shareholders to adopt this Clawback Policy (the “Policy”), which provides for the recovery of certain incentive compensation in the event of an Accounting Restatement (as defined below). This Policy is designed to comply with, and shall be interpreted to be consistent with, Section 10D of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), Rule 10D-1 promulgated under the Exchange Act (“Rule 10D-1”) and Nasdaq Listing Rule 5608 (the “Listing Standards”). The Board therefore adopts this Clawback Policy effective as of December 1, 2023 (this “Policy”) which permits the recoupment of certain executive compensation in accordance with the terms herein.

II. Administrator

This Policy shall be administered by the Compensation Committee of the Board or, in the discretion of the Board, any other committee or body of the Board consisting only of independent directors (the “Administrator”).

III. Covered Persons

This Policy is applicable to any current or former “officer” of the Company, as such term is defined under Rule 16a- 1(f), of the Securities Exchange Act of 1934, as amended and as determined by the Company (each, a “Covered Person”). For the avoidance of doubt, this Policy shall apply to any person who was a Covered Person during the relevant period but is no longer an employee of the Company at the time the determination to recoup compensation is made.

IV. Defined Terms

The following terms shall have the meanings set forth below for purposes of this Policy:

“Accounting Restatement” means the result of the process of revising previously issued financial statements to reflect the correction of one or more errors that are material to those financial statements.

“Applicable Period” means the three completed fiscal years immediately preceding the date on which the Company is required to prepare an Accounting Restatement, as well as any transition period (that results from a change in the Company’s fiscal year) within or immediately following those three completed fiscal years (except that a transition period that comprises a period of at least nine months shall count as a completed fiscal year). The “date on which the Company is required to prepare an Accounting Restatement” is the earlier to occur of (i) the date the Board concludes, or reasonably should have concluded, that the Company is required to prepare an Accounting Restatement or (ii) the date a court, regulator or other legally authorized body directs the Company to prepare an Accounting Restatement, in each case regardless of if or when the restated financial statements are filed.

1

“Erroneously Awarded Compensation” means that part of the Incentive-based Compensation (as defined below) received by a Covered Person during the Applicable Period preceding the date on which the Company is required to prepare an Accounting Restatement that the Administrator determines was excess of what would have been paid to the Covered Person under the Accounting Restatement on a pre-tax basis. If Incentive-based Compensation is based on stock price or total shareholder return and the amount of Excess Compensation is not calculable directly from the information in an Accounting Restatement, the amount recovered shall be based on a reasonable estimate of the effect of the Accounting Restatement on the stock price or total shareholder return upon which the Incentive-based Compensation was received.

“Incentive-based Compensation” means all cash and equity-based compensation that is granted, earned or vested based wholly or in part upon the attainment of any measures determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements, any measures derived wholly or in part from such financial information, stock price or total shareholder return.

V. Recoupment

The Administrator shall determine, in its sole discretion, the timing and method for promptly recouping Erroneously Awarded Compensation hereunder, which may include without limitation (i) seeking reimbursement of all or part of any cash or equity-based award, (ii) cancelling prior cash or equity-based awards, whether vested or unvested or paid or unpaid, (iii) cancelling or offsetting against any planned future cash or equity-based awards, (iv) forfeiture of deferred compensation, subject to compliance with Section 409A of the Internal Revenue Code and the regulations promulgated thereunder and (v) any other method authorized by applicable law or contract. Subject to compliance with any applicable law, the Administrator may affect recovery under this Policy from any amount otherwise payable to the Covered Person, including amounts payable to such individual under any otherwise applicable Company plan or program, including base salary, bonuses or commissions and compensation previously deferred by the Covered Person.

VI. Erroneously Awarded Compensation; Amount Subject to Recovery

The amount of Erroneously Awarded Compensation subject to recovery under the Policy, as determined by the Administrator, is the amount of Incentive- Based Compensation received by the Covered Person that exceeds the amount of Incentive Based Compensation that would have been received by the Covered Person had it been determined based on the restated amounts. Erroneously Awarded Compensation shall be computed by the Administrator without regard to any taxes paid by the Covered Person in respect of the Erroneously Awarded Compensation. By way of example, with respect to any compensation plans or programs that take into account Incentive-Based Compensation, the amount of Erroneously Awarded Compensation subject to recovery hereunder includes, but is not limited to, the amount contributed to any notional account based on Erroneously Awarded Compensation and any earnings accrued to date on that notional amount.

For Incentive-Based Compensation based on stock price or total shareholder return (“TSR”), (i) the Administrator shall determine the amount of Erroneously Awarded Compensation based on a reasonable estimate of the effect of the Accounting Restatement on the stock price or TSR upon which the Incentive- Based Compensation was received; and (ii) the Company shall maintain documentation of the determination of that reasonable estimate and provide such documentation to the exchanges which the Company is listed.

2

VII. Method of Recovery

The Administrator may consider any factors it deems reasonable in determining whether to seek recovery of previously paid Excess Compensation and how much Excess Compensation to recoup from individual Covered Persons (which need not be the same amount or proportion for every Covered Person), including any conclusion by the Administrator whether and to the extent a Covered Person engaged in any misconduct and any determinations made by the Securities Exchange Commission. The Administrator will determine, in its sole discretion, the amount, form and method for recovering Excess Compensation hereunder which may include, without limitation: (a) requiring reimbursement of cash Excess Compensation previously paid; (b) seeking recovery of any gain realized on the vesting, exercise, settlement, transfer or other disposition of any equity-based awards; (c) offsetting the recovered amount from any compensation otherwise owed by the Company to the Covered Person; (d) cancelling outstanding vested or unvested equity awards; or (e) taking any other remedial and recovery action permitted by law, as determined by the Administrator. Subject to compliance with any applicable law, the Administrator may affect recovery under this Policy from any amount otherwise payable to the Covered Person, including amounts payable to such individual under any otherwise applicable Company plan or program, including base salary, bonuses or commissions and compensation previously deferred by the Covered Person.

VIII. Impracticability of Recovery

The Company is authorized and directed pursuant to this Policy to recoup Erroneously Awarded Compensation in compliance with this Policy unless the Compensation Committee of the Board has determined that recovery would be impracticable solely for the following limited reasons, and subject to the following procedural and disclosure requirements:

(i)	The direct expense paid to a third party to assist in enforcing the Policy would exceed the amount to be recovered. Before concluding that it would be impracticable to recover any amount of Erroneously Awarded Compensation based on expense of enforcement, the Administrator must make a reasonable attempt to recover such erroneously awarded compensation, document such reasonable attempt(s) to recover and provide that documentation to Nasdaq.

(ii)	Recovery would violate home country law of the issuer where that law was adopted prior to November 28, 2022. Before concluding that it would be impracticable to recover any amount of Erroneously Awarded Compensation based on violation of home country law of the issuer, the Administrator must satisfy the applicable opinion and disclosure requirements of Rule l0D-1 and the Listing Standards; or

(iii)	Recovery would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees of the Company, to fail to meet the requirements of 26 U.S.C. 401(a)(13) or 26 U.S.C. 411(a) and regulations thereunder.

IX. Other Recoupment Rights

Any right of recovery under this Policy is in addition to, and not in lieu of, any other remedies or rights of recovery or recoupment that may be available to the Company pursuant to the terms of any similar policy in any employment agreement, severance or change in control agreement, equity award agreement or similar agreement and any other legal remedies available to the Company. Nothing contained in this Policy, and no recoupment or recovery as contemplated by this Policy, shall limit any claims, damages or other legal remedies the Company or any of its affiliates may have against a Covered Person arising out of or resulting from any actions or omissions by the Covered Person.

3

X. Indemnification

Notwithstanding the terms of any indemnification or insurance policy or any contractual arrangement with any Covered Person that may be interpreted to the contrary, the Company shall not indemnify any Covered Persons against the loss of any Erroneously Awarded Compensation, including any payment or reimbursement for the cost of third-party insurance purchased by any Covered Persons to fund potential clawback obligations under this Policy.

Any members of the Administrator, and any other members of the Board who assist in the administration of this Policy, shall not be personally liable for any action, determination or interpretation made with respect to this Policy and shall be fully indemnified by the Company to the fullest extent under applicable law and Company policy with respect to any such action, determination or interpretation. The foregoing sentence shall not limit any other rights to indemnification of the members of the Board under applicable law or Company policy.

XI. Successors

This Policy shall be binding and enforceable against all Covered Persons and their beneficiaries, heirs, executors, administrators or other legal representatives.

XII. Effective Date; Retroactive Application

This Policy shall be effective as of the effective date of the Listing Standards (the “Effective Date”). The terms of this Policy shall apply to any Incentive- Based Compensation that is received by Covered Persons on or after the Effective Date, even if such Incentive-Based Compensation was approved, awarded, granted or paid to Covered Persons prior to the Effective Date. Without limiting the generality of Section VII hereof, and subject to applicable law, the Administrator may affect recovery under this Policy from any amount of compensation approved, awarded, granted, payable or paid to the Covered Person prior to, on or after the Effective Date.

XIII. Exhibit Filing Requirement

A copy of this Policy and any amendments thereto shall be posted on the Company’s website and filed as an exhibit to the Company’s annual report on Form 10-K.

XIV. Amendment; Termination

The Board may amend, modify, supplement, rescind or replace all or any portion of this Policy at any time and from time to time in its discretion, and shall amend this Policy as it deems necessary to comply with applicable law or any rules or standards adopted by a national securities exchange on which the Company’s securities are listed.

4